Dee S. Kelly, CPA
Financial Services
21 Obispo, Rancho Santa Margarita, CA 92688

April 22, 2007

Richard Munro
Chief Executive Officer
Naturade, Inc.
601 Valencia, Suite 100
Brea, CA 92823

Dear Richard,

Thank you for the opportunity to fulfill the independent contract assignment as Naturade's CFO over the past several months. Unfortunately, at this time I will not be able to provide the level of support that the position requires due to other current commitments and family obligations that I have. Therefore, I hereby resign my position as CFO for Naturade effective immediately.

Regards,

Dee S Kelly

Dee S. Kelly, CPA